UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

GenVec, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

37246C109

(CUSIP Number)

Anthony Chrampanis

Landesbank Berlin AG

Alexanderplatz 2

D-10178 Berlin

Germany

+49 30 2456 1239

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

CUSIP No. [ 37246C109 ]

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Landesbank Berlin AG

IRS No.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Federal Republic of Germany

Number of	7.	Sole Voting Power: 4,374,600

Shares Bene-

ficially	8.	Shared Voting Power:

Owned by Each

Reporting	9.	Sole Dispositive Power: 4,374,600

Person with:

10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,374,600

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)	5.8%

14.	Type of Reporting Person (See Instructions)	BK

            This Amendment No. 2 amends and supplements items 2, 4 and 5 of the Statement on Schedule 13D, as previously amended (the “Previous Schedule 13D”), of Landesbank Berlin AG (“LB”), a wholly owned subsidiary of Landesbank Berlin Holding AG (the “Parent”), which is in turn controlled by Erwerbsgesellschaft der S-Finanzgruppe mbH & Co. KG, a German limited partnership, with respect to the shares of Common Stock, par value $.001 per share (the “Common Stock”), of GenVec, Inc. (the “Company”). Statements in the Previous Schedule 13D that are not modified in this amendment are not amended and remain as previously reported.

Item 2. Identity and Background

The amendment to Annex A attached hereto sets forth the name, address and principal occupation of each director and executive officer of LB. Based on the information about the persons listed on Annex A that is available to the Parent and LB pursuant to German labor law (including a police certificate of no criminal record), neither the Parent nor LB is aware of any information to the effect that any such person has during the last five years been party to any criminal or civil proceeding. All of the individuals listed on Annex A are citizens of the Federal Republic of Germany.

Item 4. Purpose of Transaction

Paragraph 2 of item 4 of the Previous Schedule 13D is hereby amended in its entirety to read as follows:

The shares of Common Stock held by LB were acquired for the purpose of investment. As a result of revisions in its asset allocation strategies, LB has decided, subject to favorable market conditions, to sell a portion of its holdings in the Company. LB reserves the right, however, to change its investment orientation without notice. Factors that may influence LB’s decision to purchase additional shares or to sell all or a portion of its holdings include, but are not limited to, the performance of the shares of Common Stock in the market, the Company’s economic performance and prospects, LB’s assessment of decisions by the Company’s Board of Directors concerning the Company’s capital structure and business strategies, the availability of funds, alternative uses of funds, stock and money market conditions and general economic conditions. Any additional purchases or sales of the shares of Common Stock may be in the open market, in privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer

According to the Company’s filing on Form 10-Q made on November 9, 2007, as of October 31, 2007 there were 75,384,645 shares of Common Stock outstanding. The percentage set forth in this Item 5 is derived using such number.

(a) LB owns 4,374,600 shares of the Common Stock, representing approximately 5.8% of the outstanding shares of Common Stock

(b) LB has sole power to vote and to dispose of the shares of Common Stock owned by it.

(c) LB has engaged in the following sale transactions in the Common Stock during the last 60 days, totaling 845,400 shares of Common Stock, all of which were effected in transactions on the Nasdaq National Market:

Trade Date	Number of Shares	Price (before commissions)

11.21.2007	3,711	$2.10
11.21.2007	15,596	2.11
11.21.2007	5,608	2.12

11.21.2007	4,392	2.13
11.23.2007	40,693	2.0346
11.23.2007	39,800	2.04
11.23.2007	9,868	2.05
11.23.2007	100	2.06
11.23.2007	2,572	2.09
11.23.2007	2,274	2.10
11.26.2007	11,600	1.90
11.26.2007	12,410	1.92
11.26.2007	20,000	1.93
11.26.2007	1,200	1.94
11.26.2007	10,801	1.95
11.26.2007	6,779	1.96
11.26.2007	9,396	1.97
11.26.2007	700	1.98
11.26.2007	500	1.99
11.26.2007	1,200	2.00
11.26.2007	1,800	2.01
11.26.2007	1,400	2.02
11.26.2007	300	2.07
12.04.2007	1,750	1.64
12.04.2007	7,000	1.65
12.04.2007	10,800	1.66
12.04.2007	16,000	1.67
12.04.2007	9,450	1.68
12.04.2007	7,300	1.69
12.04.2007	5,000	1.70
12.05.2007	61,942	1.70
12.05.2007	30,348	1.71
12.05.2007	17,371	1.72
12.05.2007	7,163	1.73
12.07.2007	6,476	1.69
12.07.2007	25,600	1.693
12.07.2007	5,000	1.70
12.07.2007	5,141	1.71
12.07.2007	400	1.72
12.07.2007	1,100	1.75
12.10.2007	20,000	1.64
12.10.2007	25,000	1.65
12.10.2007	13,159	1.66
12.10.2007	15,000	1.67
12.10.2007	2,080	1.68

12.10.2007	7,333	1.70
12.10.2007	2,387	1.71
12.11.2007	11,340	1.61
12.11.2007	40,700	1.62
12.11.2007	66,794	1.63
12.11.2007	2,960	1.64
12.11.2007	3,300	1.65
12.11.2007	3,300	1.66
12.11.2007	1,100	1.67
12.11.2007	5,700	1.68
12.12.2007	2,300	1.69
12.12.2007	2,793	1.56
12.12.2007	15,700	1.57
12.12.2007	45,000	1.58
12.12.2007	29,513	1.59
12.12.2007	21,132	1.60
12.12.2007	7,000	1.61
12.12.2007	19,411	1.62
12.12.2007	6,791	1.63
12.12.2007	5,366	1.64
12.13.2007	15,798	1.52
12.13.2007	14,202	1.53
12.13.2007	5,000	1.55
12.13.2007	4,000	1.56
12.13.2007	2,398	1.57
12.13.2007	8,302	1.58

(d) and (e) Inapplicable.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2007

LANDESBANK BERLIN AG

By: /s/ Dirk Kipp________________
Name: Dirk Kipp
Title:	Managing Director

By: /s/ Anthony Chrampanis________
Name: Anthony Chrampanis
Title:

Annex A

Unless otherwise indicated, the business address for all individuals listed in this Annex A is Landesbank Berlin AG, Alexanderplatz 2, D-10178 Berlin, Federal Republic of Germany.

Landesbank Berlin AG

Members of the Managing Board

Name and Address	Principal Occupation
Hans-Jörg Vetter	Chairman of the Managing Board of Landesbank Berlin AG
Serge Demolière	Member of the Managing Board of Landesbank Berlin AG
Dr. Johannes Evers	Member of the Managing Board of Landesbank Berlin AG
Hans Jürgen Kulartz	Member of the Managing Board of Landesbank Berlin AG
Martin Klaus Müller	Member of the Managing Board of Landesbank Berlin AG
Dr. Thomas Veit	Member of the Managing Board of Landesbank Berlin AG

Executive Officers

Name and Address	Principal Occupation
Alt, Volker Landesbank Berlin AG Recht Alexanderplatz 2 D-10178 Berlin	Managing Director of Landesbank Berlin AG
Bauer, Andrea Daniela Landesbank Berlin AG Client Business - Distribution Alexanderplatz 2 D-10178 Berlin	Managing Director of Landesbank Berlin AG
Berentin, Ronald Landesbank Berlin AG Berliner Sparkasse Kredit Firmenkunden und Privatkunden Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG

Name and Address	Principal Occupation
Boenke, Frank-Michael Landesbank Berlin AG Compliance Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Brummel, Beate Landesbank Berlin AG Kreditbereich Kapitalmarkt Strukturierte Finanzierungen/Projektfinanzierungen Kredit Immobilien (komm.) Alexanderplatz 2 D-10178 Berlin	Managing Director of Landesbank Berlin AG
Burmester, Dr. Christian Landesbank Berlin AG London Branch 1 Crown Court Cheapside GB-London EC2V 6LR	General Manager of Landesbank Berlin AG London Branch
Butzer, Arnold Landesbank Berlin AG Vertrieb Immobilienfinanzierung Berlin und Neue Bundesländer Corneliusstr, 7 D-10787 Berlin	Managing Director of Landesbank Berlin AG
Gottschalk, Gudrun Landesbank Berlin AG Datenschutz und Geldwäsche Brunnenstr. 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Hirschhaeuser, Dr. Karl-Friedrich Landesbank Berlin AG Risikocontrolling Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Jänichen, Michael Landesbank Berlin AG Berliner Sparkasse Firmenkunden Badensche Str. 23 D-10715 Berlin	Managing Director of Landesbank Berlin AG
Kipp, Dirk Landesbank Berlin AG Treasury & Trading Alexanderplatz 2 D-10178 Berlin	Managing Director of Landesbank Berlin AG

Klein, Gerald Landesbank Berlin AG Client Business - Production Alexanderplatz 2 D-10178 Berlin	Managing Director of Landesbank Berlin AG
Lange, Axel Landesbank Berlin AG Kreditbereich IBAG/IBG Hardenbergstr. 20 D-10623 Berlin	Managing Director of Landesbank Berlin AG
Pritzsche, Wolfgang Landesbank Berlin AG Finanzen Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Reutter, Dr. Georg Landesbank Berlin AG Vertrieb Immobilienfinanzierung Alte Bundesländer, Ausland und Konsortial-/Sondergeschäft Corneliusstr, 7 D-10787 Berlin	Managing Director of Landesbank Berlin AG
Richardt, Claus-Günther Landesbank Berlin AG Berliner Sparkasse Vermögensanlagen Badensche Str. 23 D-10715 Berlin	Managing Director of Landesbank Berlin AG
Scheer, Heinz-Günter Landesbank Berlin AG Unternehmensentwicklung Alexanderplatz 2 D-10178 Berlin	Managing Director of Landesbank Berlin AG
Schölper, Siegfried Landesbank Berlin AG Controlling Alexanderplatz 2 D-10178 Berlin	Managing Director of Landesbank Berlin AG
Schroeder, Bartho Landesbank Berlin AG Business Management Alexanderplatz 2 D-10178 Berlin	Managing Director of Landesbank Berlin AG
Thanheiser, Michael Landesbank Berlin AG Berliner Sparkasse Privatkunden Badensche Str. 23 D-10715 Berlin	Managing Director of Landesbank Berlin AG